Exhibit 12

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	First Quarter
	2007	2006
Computation of Earnings
Income before income taxes	$7,650	$1,374
Add:
Minority interest	681	556
Interest expense	11,450	11,555
Amortization of debt premium/discount and expenses	768	665
Interest portion of rent expense	305	292

Earnings as adjusted	$20,854	$14,442

Computation of Fixed Charges:
Interest expense	$11,450	$11,555
Capitalized interest	273	63
Amortization of debt premium/discount and expenses	768	665
Interest portion of rent expense	305	292

Fixed charges	$12,796	$12,575

Ratio of Earnings to Fixed Charges	1.63	1.15